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lvalentino@sidley.com (312) 853-7696	FOUNDED 1866

October 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aviv Healthcare Properties Limited Partnership
Aviv Healthcare Capital Corporation
Registration Statement on Form S-4 (Registration No. 333-192013)

Ladies and Gentlemen:

On behalf of Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership, and Aviv Healthcare Capital Corporation, a Delaware corporation (collectively, the “Issuers”), transmitted on the date hereof through the EDGAR electronic filing system is the Issuers’ Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), including exhibits, for the registration of $250 million in aggregate principal amount of the Issuers’ 6% Senior Notes due 2021.

If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7696.

Very truly yours,

/s/ Luke Valentino

Luke Valentino

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.